

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via E-Mail
Debopam Mukherjee
President
Artison Investments, Ltd.
16526 106th Ct
Orland Park, Illinois 60647

> **Re: Artison Investments, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-169304**

Dear Mr. Mukherjee:

　　We have reviewed your registration statement and the letter you sent to us on September 6, 2011 and have the following comments.

<u>Form S-1</u>

<u>General</u>

1. Please update the financial statements pursuant to Article 8-08 of Regulation S-X.

2. We note in your response to comment 2 of our letter dated May 25, 2011 that Mr. Mukherjee has not acted as a promoter and does not have any controlling interest in companies reporting to the Commission. Please advise us as to all other registration statements of companies *not actively reporting to the Commission* for which Mr. Mukherjee may have acted as a promoter, or in which he had a controlling interest. .

3. We note your response to comment 7 of our letter dated May 25, 2011. Please reconcile the disclosure on page 30 that Mr. Mukherjee devotes his efforts on a full time basis to furthering the business of Artison Investments with the disclosure on page 29 that Mr. Mukherjee has outside interests and obligations other than Artison Investments, Ltd. and he intends to spend approximately 10-15 hours per week on your business affairs.

<u>Description of Business, page 18</u>

4. We note your response to comment 10 of our letter dated May 25, 2011. Please revise the prospectus to clearly disclose whether the information on external web sites is incorporated into the prospectus. Please also explain what "XYZ's web site" is.

Directors, Executive Officers, Promoters and Control persons, page 29

5. Please revise to disclose the name of the businesses for which Mr. Mukherjee worked from 2006 through 2009, as applicable.

Undertakings, page 47

6. We reissue comment 16 of our letter dated May 25, 2011. Please revise the undertakings to provide them in the form required by Item 512 of Regulation S-K. In this regard, we note that certain language has been omitted and you use the term "small business issuer".

Legal Opinion, Exhibit 5.1

7. We reissue comment 17 of our letter dated May 25, 2011. Please have counsel revise its opinion to clarify that counsel is opining on the legality of the common stock under the laws of Nevada, the state in which the registrant is incorporated. Please also have counsel consistently date the opinion. The date on the first page of the opinion is September 1, 2011 and the second page is dated August 31, 2011.

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Al Pavot, Senior Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Harold P. Gerwerter, Esq.